Mail Stop 3561

January 25, 2010

Mr. Erwin Liem
Chief Executive Officer
Dalian Capital Group, Inc.
850 West Hastings Street
Suite 900
Vancouver, BC V6C1E1
Canada

   Re: **Dalian Capital Group, Inc**
      Form 10-K/for Fiscal Year Ended
      December 31, 2008
      File No. 000-52185

Dear Mr. Liem:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Brian K Bhandari
        Branch Chief
        Office of Beverages, Apparel and
        Health Care Services